August 13, 2015

Lauren Hamilton

Staff Accountant

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Davlin Philanthropic Funds, File Nos. 333-149064, 811-22178.

Dear Ms. Hamilton:

On July 15, 2015, you provided oral comments with respect to the annual report for the fiscal year ended March 31, 2015 (the “Annual Report”) for Davlin Philanthropic Fund (the "Fund"), the sole series of Davlin Philanthropic Funds (the "Trust" or "Registrant"), which was included in Form N-CSR; and the Fund’s website.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.  The website, which displays Fund-related information, has stale information with respect to the most recent shareholder report and performance information for the Fund through March 31, 2015.

Response.  The Registrant has updated the Fund-related website with current information and current documents.

Comment 2.  Morningstar lists the Fund’s net expense ratio for the year ended March 31, 2012 at 0.30%, while the Financial Highlights in the Annual Report list the net expense ratio for the same period at 1.52%. For all other periods, both Morningstar and the Annual Report list the net expense ratio at 1.50%. Please explain this discrepancy.

Response.  The Registrant believes that the information presented in the Financial Highlights of the Annual Report is accurate, and that the information presented by Morningstar results from an error on the part of Morningstar. The Registrant has informed Morningstar of the error.

Comment 3.  In the management discussion of fund performance section of the Annual Report, reference is made to previous annual reports and semi-annual reports in which the “top four ‘Best Performers’” are discussed in lieu of direct discussion of the “top four ‘Best Performers.’” Please provide an undertaking to provide direct discussion of the factors that materially affected the Fund’s performance in the management discussion of fund performance section of future annual reports and semi-annual reports instead of only referring to prior annual reports and semi-annual reports.

Response.  The Registrant undertakes to provide direct discussion of the factors that materially affected the Fund’s performance in the management discussion of fund performance section of future annual reports instead of only referring to prior annual reports and semi-annual reports. Discussion of factors that materially affected performance is not required in the semi-annual report.

Comment 4.  Please provide a statement as to the period for which premiums have been paid for the executed bond as described in 17 CFR 270.17g-1(g)(1)(c).

Response.  The Registrant notes that the period for which premiums have been paid for the executed bond is April 28, 2015 through April 28, 2016, as has been noted in the 40-17G filed on August 7, 2015.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call me at (513) 352-6559.

Sincerely,

/s/ John Domaschko

John Domaschko

996061.2